EXHIBIT 4.5

DATED	2011

[OPTION HOLDER]

and

SUPERGEN, INC.

REPLACEMENT OPTION AGREEMENT

relating to the

Astex Therapeutics Limited 2010 Share Option Scheme

THIS REPLACEMENT OPTION AGREEMENT is made on

2011

BETWEEN

(1)           [OPTION HOLDER] of [                            ] (the “Optionholder”); and

(2)           SUPERGEN, INC. whose registered office is at 4140 Dublin Boulevard, Suite 200, Dublin, CA 94568 USA (the “Acquiring Company”);

INTRODUCTION

(A)          The Optionholder is the holder of an unapproved option granted by Astex Therapeutics Limited (the “Company”) under the rules of the Astex Therapeutics Limited 2010 Share Option Scheme (the “Plan”), the details of which are set out in Schedule 1 (the “Old Option”).

(B)           The Acquiring Company has acquired all of the shares in the Company by means of a scheme of arrangement (the “Scheme”).  Pursuant to rules 10, 15 and 16 of the Plan rules, the Acquiring Company would like to grant a new replacement option (the “ New Option”) to the Optionholder.

(C)           The Optionholder released the rights under the Old Option in consideration for the grant of the New Option in a Form of Election in response to a rollover proposal made in a letter to Optionholders dated [          ] conditional upon the Scheme being effective.

AGREED TERMS

1.             Grant of New Option

1.1           The Acquiring Company grants the New Option under the terms of the Plan so that the Optionholder has an option to acquire the number of ordinary shares in the Acquiring Company at the Exercise Price as is set out in Schedule 2.

1.2           Subject to clause 1.1, the Acquiring Company and the Optionholder agree that the terms and conditions of the New Option are the same as the terms and conditions for the Old Option and that the Option Agreement for the Old Option shall be referred to for such details.

1.3           The New Option is granted and exercisable subject to the terms and conditions set out in the rules of the Plan, save that all references to the Company in the rules of the Plan shall be read and construed as references to the Acquiring Company. Exercise of the New Option shall be conditional upon the Optionholder making good any tax liability (including employer’s national insurance contributions) in relation to the New Option in accordance with rule 7 of the Plan.

1.4           The New Option may not be exercised later than the day before the tenth anniversary of the Date of Grant of the Old Option.

2.             GENERAL PROVISIONS

2.1           This agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.  Any party to this agreement may enter into this agreement by executing any such counterpart.

2.2           This agreement shall be governed by and construed in accordance with English law and the parties irrevocably submit to the non-exclusive jurisdiction of the English Courts to settle any claims, disputes or issues which may arise out of this agreement.

This Replacement Option Agreement has been executed and delivered as a deed on the date written above.

SCHEDULE 1

Details of Old Option

Date of Grant	[ ]
Number of shares in Astex Therapeutics Limited	[ ]
Exercise Price	[ ]
Vesting	As set out in the Option Agreement for the Old Option

SCHEDULE 2

Details of New Option

Date of Grant	[ ]
Number of shares in Supergen, Inc.	[ ]
Exercise Price	[ ]
Vesting	As set out in the Option Agreement for the Old Option

SIGNED as a DEED	)
by SUPERGEN, INC.	)
acting by the under-mentioned	)
person(s) acting on the authority	)
of the Company in accordance	)
with the laws of the territory of	)
its incorporation:	)

Authorised signatory

SIGNED as a DEED	)
by [OPTION HOLDER]	)

in the presence of:

Witness signature:

Name:

Address:

Occupation: